UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35959 / February 18, 2026

In the Matter of:

Carlyle Secured Lending, Inc.
Carlyle Credit Solutions, Inc.
Carlyle Tactical Private Credit Fund
Carlyle AlpInvest Private Markets Fund
Carlyle Credit Income Fund
Carlyle Global Credit Investment Management L.L.C.
AlpInvest Partners BV
AlpInvest Private Equity Investment Management, LLC
Carlyle Private Equity Partners Fund, L.P.
CELF Advisors LLP
Carlyle Investment Management L.L.C.
Carlyle CLO Management L.L.C.
TCG BDC SPV LLC
Carlyle Direct Lending CLO 2015-1R LLC
Carlyle Credit Solutions SPV LLC
Carlyle Direct Lending CLO 2024-1, LLC
Carlyle Credit Solutions SPV 2 LLC
OCPC Credit Facility SPV LLC
Middle Market Credit Fund, LLC
certain of their affiliated entities as described in Schedule A to the Application

One Vanderbilt Avenue, Suite 3400
New York, NY 10017

TCG Capital Markets L.L.C.
TCG Senior Funding L.L.C.

1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, DC 20004

812-15836

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Carlyle Secured Lending, Inc., <u>et al</u>. filed an application on June 20, 2025, and amendments to the application on September 8, 2025, October 2, 2025, and December 4, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.  The order would permit certain registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On January 23, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 35911).  The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered.  No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,


IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Carlyle Secured Lending, Inc., <u>et al</u>. (File No. 812-15836) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


**Sherry R. Haywood,**

*Assistant Secretary.*